

October 28, 2010

Keith S. Sherin
Chief Financial Officer
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828-0001

> **Re:** **General Electric Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 19, 2010**
> **Form 8-K filed October 15, 2010**
> **File No. 001-00035**

Dear Mr. Sherin:

We have reviewed your response letter dated October 14, 2010 and additional filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 8-K filed October 15, 2010

Exhibit 99

1.   We see on page 2 of your earnings release that you increased reserves by $1.1 billion related to your former Japan consumer finance business that is included within discontinue operations. We additionally note the statements made by Keith Sherin during the October 15, 2010 Earnings Call, which discussed that you had adjusted your reserve estimate from the low end of the range of losses to your "best estimate and the ultimate exposure." Please describe for us the facts and circumstances, which occurred during the quarter ended September 30, 2010, which resulted in you increasing the loss reserves from the minimum amount of the range to a better estimate of $1.7 billion under FASB ASC 450-20-30-1. As part of your response, please include a discussion describing the timing and nature of the specific events and circumstances, which caused you to increase the reserve by $1.1billion during the quarter ended September 30, 2010 and explain why these facts and circumstances were not considered in your reserve estimates for prior quarters in the fiscal year ended 2010.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Kevin Kuhar, Accountant, at (202) 551-3662 or me at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

                                        Sincerely,

                                        Jeff Jaramillo
                                        Accounting Branch Chief